Mail Stop 4561

August 28, 2009

Zhengquan Wang, CEO
China Agro Sciences Corp.
101 Xinanyao Street, Jinzhou District
Dalian, Liaoning Province, PRC 116100

> **Re:** **China Agro Sciences Corp.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed August 21, 2009**
> **File No. 000-49687**

Dear Mr. Wang:

      This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. After reviewing your response, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   In your response letter, please tell us whether any shareholder action was required under Florida law, or taken, with respect to the share exchange.

2.   You have not included Appendix A, the proposed restated articles of incorporation, in your filing. Please include the appendix with your amended filing, and confirm in your response letter that it will be included in your mailing to shareholders.

Action: To Change the Company's Name to "China HGS Real Estate, Inc.," page 4

3.   Please revise this section to discuss the sale of all of your existing assets and liabilities to Mr. Wang, your chief executive officer. Disclose Mr. Wang's involvement in the negotiations, state the views of your board of directors as to whether the transaction is fair and in the best interests of your shareholders, and disclose whether a fairness opinion was provided by an unrelated third party.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions, please call Evan S. Jacobson at (202) 551-3428. If you have further questions, you may contact me at (202) 551-3462. If you thereafter require further assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (914) 693-1807
        Robert Brantl, Esq.